UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Vista Outdoor Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-36597	41-1016855
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Vista Way Anoka, MN	55303
(Address of principal executive offices)	(Zip Code)

Jeffrey A. Ehrich General Counsel & Corporate Secretary (Interim)
(763) 433-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

    Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

 ☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Item 1.02 Exhibit

Conflict Minerals Disclosure

The Conflict Minerals Report (“CMR”) of Vista Outdoor Inc. for the year ended December 31, 2022 is filed as Exhibit 1.01 hereto and is publicly available at https://investors.vistaoutdoor.com/Investors/governance/governance-documents/default.aspx.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report for the year ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISTA OUTDOOR INC.

By:	/s/ Jeffrey A. Ehrich
Name: Jeffrey A. Ehrich
Title: General Counsel and Corporate Secretary (Interim)

Date:  May 23, 2023